March 25, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Chile S.A.
Amendment No. 2 to
Draft Registration Statement on Form 20-F
Submitted March 16, 2016
CIK No. 0001659939

Ladies and Gentlemen:

On behalf of Enersis Chile S.A. (the “Company”), we transmit herewith on a confidential basis Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement on Form 20-F of the Company (the “Registration Statement”).

This letter is also in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone by Michael Kennedy, Esq., Staff Attorney, in connection with Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement that was confidentially submitted on March 16, 2016. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Amendment No. 3.

In our discussion with Mr. Kennedy, he asked for an explanation of why the placeholders for the specific record dates and distribution dates for the shares and ADSs in connection with the Spin-Off appearing in Amendment No. 2 had been replaced with non-specific references to dates to be established in the future.

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As noted in the descriptions of the Spin-Off under the heading “The Spin-Offs” in Amendment No. 3, the Company is registering its shares with the Chilean Superintendence of Securities and Insurance (the “SVS” in its Spanish acronym). Under Chilean law, the distribution of the shares in the Spin-Off cannot occur until the registration process with the SVS has been completed. The Company will establish

U.S. Securities and Exchange Commission	- 2 -	March 25, 2016

record and distribution dates for the distribution of shares in coordination with the SVS registration process.

Enersis Américas S.A. (“Enersis Américas”), the parent company of the Company, has an American Depositary Receipt (“ADR”) program and expects to establish record and distribution dates for the distribution of ADRs representing the Company’s shares distributed in Chile. These ADR record and distribution dates must be coordinated with the corresponding record and distribution dates in Chile. As a result, the Company is not currently able to establish specific record and distribution dates for inclusion in the information statement relating to the Spin-Off that is part of the Registration Statement. However, the Company has indicated in the estimated timeline for the transactions appearing under “Introduction — Estimated Timeline” in Amendment No. 3 that it currently expects the distribution to occur in April 2016.

The Company is aware that under Staff Legal Bulletin No. 4 (“SLB No. 4”) one of the conditions is that the parent company provides adequate information about the spin-off and the spun-off company to its shareholders and the trading markets by the date of the spin-off. The Company acknowledges that disclosure of the record and distribution dates for the Spin-Off would be relevant to the market. As noted above, the Company will establish record and distribution dates for the distribution of the shares in Chile in compliance with Chilean law requirements. Concurrently, Enersis Américas, in coordination with its ADR Depositary, will establish record and distribution dates for the ADRs, will publish the record and distribution date information in a press release that will also be furnished on Form 6-K, and will give at least 10 days’ notice of the record date to the New York Stock Exchange in accordance with the exchange’s requirements. In addition, the Company will distribute to the U.S. shareholders and ADR holders of Enersis Américas a supplement to the information statement distributed in connection with the Spin-Off disclosing the record and distribution date information and will furnish such supplement on Form 6-K. The dissemination of the information statement and the supplemental information regarding the record and distribution dates in the manner described above all would occur by the date of the actual distribution of the Company shares and ADRs in the Spin-Off, which we believe is in accordance with the requirements of SLB No. 4.

* * * *

U.S. Securities and Exchange Commission	- 3 -	March 25, 2016

Should you have any questions or comments concerning the foregoing response, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri